CALAMOS FINANCIAL SERVICES LLC
Notes to Financial Statements

(1) Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Calamos Financial Services LLC (the Company) is a wholly owned subsidiary of Calamos Investments LLC (Calamos Investments) registered in the state of Delaware. Calamos Asset Management, Inc. (CAM) is the sole manager of Calamos Investments and operates and controls all of the business and affairs of Calamos Investments. The Company, a registered broker and dealer in securities under the Securities Exchange Act of 1934, acts as the sole distributor of the Calamos domestic open-end funds (collectively the Funds). As such, the Company receives distribution and service fees from the Funds and generally pays these fees to financial intermediaries.

As the parent company, Calamos Investments provides capital contributions to the Company when appropriate.

Because the Company operates primarily with the purpose of distributing open-end funds and does not hold customer funds or safekeep customer securities, it is exempt from computing the Reserve Requirements under Rule 15c3-3 paragraph (k)(2)(i) of the Securities and Exchange Commission, and is exempt from including Information Relating to the Possession or Control Requirements under Rule 15c3-3.

Securities Owned

The Company carries its securities owned at fair value, which is determined based upon quoted prices in active markets. The Company records securities owned on a trade date basis.

Financial Instruments

The carrying values of cash, receivables and payables approximate fair value due to the short maturities of these financial instruments.

Revenues

Distribution fees consist of Rule 12b-1 distribution and service fees from the Funds that are earned on the distribution of open-end funds. These fees are accrued monthly and are based on the average daily assets of the Funds. Commission revenues are recognized on trade date. Administrative service fees, which are part of an agreement between the Company and Calamos Advisors LLC (CAL), are received for services provided to shareholders and prospective shareholders of the Funds. These fees are accrued monthly and are based on the average monthly assets of the Funds and the shares sold as a result of the Company's wholesaling activities.

Realized and unrealized gains and losses on securities owned are reported on a net basis in the statement of operations. Interest and dividends, both of which are recognized when earned, consist of interest earned on cash and certain securities owned, and dividends earned from securities owned. Dividend income is recognized on the ex-dividend date.

Compensation Plans

The Company participates in CAM's incentive stock plan that provides for grants of restricted stock unit (RSU) awards and stock option awards to certain employees of the Company. RSUs are convertible on a one-for-one basis into shares of CAM's common stock. The exercise price of stock option awards are based on CAM's common stock price at the time the awards are issued. The Company estimates the fair value of the options as of the grant date using the Black-Scholes option-pricing model. Stock-based compensation expense is recognized based on the grant-date fair value of the award. The Company records compensation expense on a straight-line basis over the service period.

Income Taxes

The Company is organized as a single-member limited liability company and is a pass-through entity for federal income tax purposes and thus has no federal income tax liabilities. There are no uncertain income tax positions that impact the Company's financial statements for the year ended December 31, 2015. For tax return purposes, the Company is consolidated with the operations of Calamos Investments which was subject to examination by U.S. Federal and State tax authorities for the years 2012 through 2015.

Use of Estimates in the Preparation of Financial Statements

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Management believes the accounting estimates are appropriate and reasonably stated; however, due to the inherent uncertainties in making estimates, actual amounts could differ from these estimates.

Recently Issued Accounting Pronouncements

The Company has reviewed all newly issued accounting pronouncements that are applicable to its business and to the preparation of its financial statements, including those not yet required to be adopted. The Company does not believe any such pronouncements will have a material effect on its financial position or results of operations. Accounting guidance that will become effective in future years, with respect to the Company's financial statements, is described below:

In May 2014, the Financial Accounting Standards Board (*"FASB"*) issued new guidance on revenue from contracts with customers. The new revenue recognition standard provides a five-step analysis of transactions to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In July 2015, the FASB decided to defer the effective date of the new revenue guidance by one year to annual reporting periods beginning after December 15, 2017, with early adoption being permitted for annual periods beginning after December 15, 2016. The Company's effective date is January 1, 2018. The Company is evaluating the effect of adopting this new accounting guidance on its results of operations, cash flows and financial position.

Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date that this Annual Audited Report on Form X-17A-5 was filed with the U.S. Securities and Exchange Commission.

CALAMOS FINANCIAL SERVICES LLC
Notes to Financial Statements – (Continued)

(2)   Related-Party Transactions

Calamos Investments and certain of its affiliates share personnel, office space and equipment with the Company. Shared costs are allocated based on a management services agreement. Expenses allocated between the companies are recorded as a reduction in expense in the statement of operations and settled monthly.

The following is a summary of these expenses for the year ended December 31, 2015:

Expenses allocated to the Company from Calamos Investments and affiliates:

Occupancy and equipment	$1,788,640
Employee compensation and benefits	183,225
Other operating expenses	2,123,548
Total	4,095,413

Expenses allocated to Calamos Investments and affiliates from the Company:

Employee compensation and benefits	2,030,125
Other operating expenses	395,351
Total	2,425,476
Net expenses allocated to the Company from Calamos Investments and affiliates	$1,669,937

The Company is party to an agreement with CAL, whereby CAL pays the Company for administrative services provided to existing and prospective shareholders of the Funds, among other services and activities. The Company received $16,636,674 for administrative services from CAL during the year ended December 31, 2015. These fees are reported within administrative services fees on the statement of operations.

As of December 31, 2015, the Company had receivables due from various affiliates and affiliated funds of $14,771 and $233,578, respectively, and payables to various affiliates of $429,354, primarily related to its management services and administrative services agreements.

The Company is party to a non-recourse agreement with CAL to sell and transfer outright to CAL all of the Company's rights, title and interest in certain fee payments received. In accordance with this agreement, the fee payments specifically consist of and are limited to: (a) Class B distribution fees; (b) Class C distribution and services fees (with respect to Class C Shares during the first year after such shares are purchased); and (c) contingent deferred sales charges on Class A, Class B and Class C shares of the Funds. In exchange for fees identified above, CAL agrees to pay certain amounts including the following: (a) amounts required to make commission payments on Class A shares of the Funds for purchases through the large purchase order net asset value privilege; (b) commission payments on Class B shares of the Funds; (c) amounts required to make 12b-1 fee payments to financial service firms with respect to Class C shares of the Funds during the first year after shares are purchased; and (d) other various amounts as agreed upon from time to time. For the year ended December 31, 2015, CAL paid $1,501,655 for fee payments on A, B and C fund share sales in accordance with the terms of the non-recourse agreement, recorded in distribution expenses on CAL's statement of operations.

The Company is the distributor for the Funds. For the year ended December 31, 2015, the Company earned $38,880,922 of distribution fees from the Funds that are not subject to the above mentioned agreement with CAL. These distribution fees are generally paid to brokers and other financial intermediaries and are reported as distribution expenses in the statement of operations. For the year ended December 31, 2015, the Company earned $414,317 of commission revenues, which represents front-end sales charges earned from the sale of open-end funds. Expenses and costs paid by the Company on behalf of the Funds are billed to and collected from the Funds. Uncollected commissions and distribution fees due from the Funds as of December 31, 2015 were $233,578.

(3) Securities Owned

As of December 31, 2015, securities owned at fair value consist of the following:

Securities owned		
Money market funds	$	9,893
Equity mutual fund		4,716,198
Total securities owned		$4,726,091

The securities owned are U.S. based securities and the equity mutual fund is an affiliated mutual fund.

(4) Fair Value Measurements

The Company utilizes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: Level 1 – observable inputs such as quoted prices in active markets; Level 2 – inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and Level 3 – unobservable inputs in which there is little or no market data, and require the reporting entity to develop its own assumptions. The Company uses an active market approach for recording the fair value of all of its investments in money market funds and equity mutual funds based on published net asset values. As of December 31, 2015, the fair value of these securities was $4,726,091, which was valued using Level 1 observable inputs. Transfers between levels are measured at the end of the reporting period. The Company had no transfers between levels during the reporting period.

(5) Payable to Brokers

As of December 31, 2015, the Company had payments due to brokers and other financial intermediaries for 12b-1 distribution and services fees in the amount of $5,321,187.

(6) Profit Sharing Plan

The Company contributes to a defined contribution profit sharing plan (the PSP Plan) covering substantially all employees. Contributions to the PSP Plan are at the discretion of Calamos Investments. For the year ended December 31, 2015, the Company recorded expense for the contributions to the PSP Plan in the amount of $975,000. This expense is included in employee compensation and benefits on the statement of operations.

(7)   Stock Based Compensation

Certain employees of the Company receive stock based compensation comprised of RSUs and stock options under CAM's incentive compensation plan, which is designed to retain key employees. A total of 10,000,000 shares of CAM's common stock may be granted under the plan.

RSUs entitle each recipient to receive a share of CAM's Class A common stock and a dividend equivalent to the actual dividends declared on CAM's Class A common stock. RSUs are granted with no strike price, and therefore, the Company receives no proceeds when the RSUs vest. These awards, including accrued dividends, vest at the end of the restriction period, generally not to exceed six years after the grant date, and are expensed on a straight-line basis over this period. For the year ended December 31, 2015, there were 94,786 RSUs with an estimated fair value of $1,180,086 awarded to employees of the Company in accordance with the provisions of the plan.

A summary of the RSU activity for the year ended December 31, 2015 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding as of December 31, 2014	236,563	$11.70
Granted	94,786	12.45
Exercised upon vesting	(27,114)	12.07
Outstanding as of December 31, 2015	304,235	11.90

As of December 31, 2015, the Company had 304,235 RSUs outstanding with a weighted average remaining service period of 2.6 years and an aggregate intrinsic value of $3,619,813. The aggregate intrinsic value and the fair value of RSUs vested and exercised during 2015 was $327,248.

Stock options entitle each recipient to purchase a share of CAM's Class A common stock in exchange for the stated exercise price upon vesting of each award. Under the plan, the exercise price of each option, which has a 10-year life, equals the market price of CAM's stock on the date of grant. These awards vest at the end of the restriction period, generally between four and six years after the grant date. The fair value of the award is expensed on a straight-line basis over the vesting period. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. No awards were granted during 2015.

There was no stock option activity for the year ended December 31, 2015. As of December 31, 2015, the Company had 17,072 stock options outstanding with a weighted average remaining contractual life of 1.9 years and no aggregate intrinsic value. There were 17,072 stock options granted under this plan that were exercisable as of December 31, 2015.

For the year ended December 31, 2015, the Company recorded compensation expense of $854,327 in connection with the RSUs and stock options. As of December 31, 2015, the Company has $1,750,386 of total unrecognized compensation expense related to non-vested RSU and stock options that are expected to be recognized over a weighted average service period of 2.6 years.

(8) Concentration Risk

For the year ended December 31, 2015, 31%, 31% and 15% of the Company's distribution and service fees were derived from services provided to the Calamos Growth Fund, the Calamos Growth and Income Fund and the Calamos Market Neutral Fund, respectively. Due to the nature of the Company's agreement to compensate financial intermediaries, a reduction in revenues related to these products would be immediately offset with a commensurate reduction in distribution expenses. This revenue and related expense is largely dependent on the level of assets under management.

(9) Contingencies

In the normal course of business, the Company enters into agreements that may include indemnities in favor of third parties and affiliated parties, such as engagement letters with advisors and consultants, distribution agreements and service agreements. In accordance with the Company's by-laws, the Company has also agreed to indemnify its officers, employees and agents in certain cases. Certain agreements do not contain any limits on the Company's liability and, therefore, it is not possible to estimate the Company's potential liability under these indemnities. In certain cases, the Company may have recourse against third parties with respect to these indemnities. Further, the Company maintains insurance policies that may provide coverage against certain claims under these indemnities.

In the normal course of business, the Company may be party to various legal proceedings from time to time. Management believes that a current complaint, alleging breaches of fiduciary duties with respect to the receipt of advisory, distribution and servicing fees paid by an open-end investment company, is without merit and the Company intends to defend itself vigorously against the allegations. Currently, management believes that the ultimate resolution of this complaint will not materially affect the Company's business, financial position or results of operations and that the likelihood of a material adverse impact is remote.

(10) Regulatory and Net Capital Requirements

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, and requires that the ratio of "aggregate indebtedness" to "net capital," as those terms are defined by the rule, may not exceed 15-to-1. As of December 31, 2015, the Company's net capital was $5,433,021, which was $4,635,986 in excess of its required net capital of $797,035, and its ratio of aggregate indebtedness to net capital was 2.2 to 1.